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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6 )*

                               DIODES INCORPORATED
                                (Name of Issuer)

                        Common Stock, $0.66 2/3 Par Value
                         (Title of Class of Securities)

                                   25443 10 11
                                 (Cusip Number)

                                   Joseph Liu
          3050 East Hillcrest Drive, Westlake Village, California 91362
                                  805-446-4800

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                   May 9, 1997
             (Date of Event Which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                 SEC 1746(12-91)


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                                  SCHEDULE 13D

CUSIP NO.  25443 10 11

1        NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON
         Silitek Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) Not applicable
         (b) Not applicable

3        SEC USE ONLY


4        SOURCE OF FUNDS*
         Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
         Not applicable

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Taiwan, Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         2,045,093

8        SHARED VOTING POWER
         None

9        SOLE DISPOSITIVE POWER
         2,045,093

10       SHARED DISPOSITIVE POWER
         None

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,045,093

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41.2 percent

14       TYPE OF REPORTING PERSON*
         CO


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                          SCHEDULE 13D AMENDMENT NO. 6

Item 1.           Security and Issuer.

         This Schedule 13D, Amendment No. 6, dated July 8, 1997, ("Amendment No. 6"), amends and supplements the Schedule 13D dated February 1, 1990, the
Schedule 13D, Amendment No. 1, dated March 5, 1990, ("Amendment No. 1"), the
Schedule 13D, Amendment No. 2, dated December 6, 1991, ("Amendment No. 2"), the
Schedule 13D, Amendment No. 3, dated May 4, 1993 ("Amendment No. 3"), the
Schedule 13D, Amendment No. 4, dated April 10, 1994 ("Amendment No. 4"), and the
Schedule 13D, Amendment No. 5, dated August 10, 1995 ("Amendment No. 5"), filed by Silitek Corporation, a Taiwan, Republic of China corporation ("Silitek"), reporting transactions involving the $0.66 2/3 par value per share common stock (the "Common Stock") of Diodes Incorporated, a Delaware corporation ("Diodes"), whose principal executive officer is David Lin, President and Chief Executive Officer, and whose address is 3050 East Hillcrest Drive, Second Floor, Westlake Village, California 91362.

         Except as otherwise set forth in this Amendment No. 6, all of the information reported in the Schedule 13D and Amendments Nos. 1, 2, 3, 4 and 5 is hereby incorporated in this Amendment No. 6. Capitalized terms not otherwise defined herein shall have the same meanings given them in Schedule 13D and Amendments Nos. 1, 2, 3, 4 and 5.

Item 2.           Identity and Background.

         The Common Stock to which this Amendment 6 relates is owned beneficially by Silitek and held in the name of Lite-On Power Semiconductor Corporation, a Taiwan Republic of China corporation ("Lite-On") which is a subsidiary and affiliate of, and is controlled by, Silitek.

         (b) The principal office of Silitek is located at 10 Fl., No. 25, Tung Hwa South Road, Taipei, Taiwan, Republic of China. The principal office of Lite-On is located at 28-1 Wu Shin Street, Ta Wu Lung Industrial Zone, Keelung, Taiwan, Republic of China.

         (c) Silitek is engaged in the manufacture and sale of electronic components and equipment, including semiconductor rectifiers. The semiconductor rectifier business of Silitek is carried on through Lite-On. Diodes is in the business of selling and distributing semiconductor rectifiers. A substantial volume of the semiconductor products distributed by Diodes are manufactured and supplied by Silitek, through its subsidiary, Lite-On.

Item 3.           Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.           Purpose of the Transaction.

         Silitek acquired of the 50,000 shares of Common Stock, referred to hereafter in paragraph (c) of Item 5 hereof, for investment purposes.


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         Silitek intends to continue to review its investment in the Common
Stock with the view to maximizing its benefits from such investment. Future actions by Silitek, if any, will be made in the light of the then current financial conditions of Silitek and its subsidiary and of Diodes, prevailing market prices and other factors deemed relevant by Silitek.

Item 5.           Interest in Securities of Issuer.

         Immediately prior to the events to which this Amendment No. 6 relates, as set forth and described hereafter in paragraph (c ) of this Item 5, Silitek owned beneficially, in the record name of Lite-On, 1,995,093 shares of the 4,965,346 shares of the Common Stock (excluding 717,115 Treasury shares) then-outstanding. Such Common Stock owned beneficially by Silitek in the record name of Lite-On represented 40.2% of the issued and outstanding voting shares of Diodes. These facts were previously reported in Amendment 5. For further information on these matters, reference is made to the Diodes Incorporated Proxy Statement dated May 2, 1997 filed with the Commission in connection with the June 6, 1997 Annual Meeting of the Stockholders of Diodes.

         (b) Immediately following the events described hereafter in paragraph
(c) of this Item 5, Silitek owned beneficially, in the record name of Lite-On, 2,045,093 shares of Common Stock. This number included 169,629 shares, acquired effective July 12, 1995, upon conversion of all 169,629 shares of the Company's Preferred Stock held by Silitek. This total number of shares of Common Stock owned by Silitek represents 41.2 percent of the 4,965,346 Common Shares of Diodes now outstanding, excluding treasury shares.

         The transactions reported herein have increased the control of Silitek in the voting stock of Diodes from 40.2 percent to 41.2 percent.

         (c) On May 9, 1997, through its acquiring broker, PaineWebber, and through regular broker transactions, Silitek, through and in the record name of Lite-On, so acquired of its beneficial interest in 50,000 of said shares. Securities and Exchange Commission Form 4 for May was filed by Silitek with the Commission, setting forth the details of the transactions whereunder said 50,000 shares were purchased. As a consequence of the purchase of the 50,000 shares of the Common Stock, Silitek's voting control of Diodes increased from 40.2% to 41.2%.

         Silitek, through control of its subsidiary and affiliate Lite-On, has sole power to vote or to direct the vote, and sole power to dispose of or to direct the disposition of, the 2,045,093 shares of Common Stock now` standing in the name of Lite-On.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships with respect to the securities of the issuer among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer except as otherwise set forth herein.

Item 7            Material To Be Filed as Exhibits.

         Not applicable.

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         After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 is true, complete and correct.


Dated:     July 8, 1997
                                            SILITEK CORPORATION

                                            By: /s/ Joseph Liu
                                               ---------------------------
                                               JOSEPH LIU
                                               Attorney in Fact


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